Exhibit 99.2

TD BANK FINANCIAL GROUP P.O. Box 1, Toronto-Dominion Centre Toronto, Canada M5K 1A2 Facsimile no: (416) 982-6166 Telephone no.: (416) 983-1557 E-mail address: rasha.elsissi@td.com December 8, 2006

The Toronto Stock Exchange
Canadian Securities Commissions
The Canadian Depository for Securities Ltd.

Dear Sir/Madam:

Re:        The Toronto-Dominion Bank (the "Bank")
- Notice of Meeting and Record Date

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we advise as follows:

Meeting Date	March 29, 2007

Record Date for Notice	February 13, 2007

Beneficial Ownership Determination Date	February 13, 2007

Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares

Classes or series of securities that entitle the holder to vote at the meeting	Common shares

Whether the meeting is a special meeting[1]	Yes

Yours very truly,

/s/ Rasha El Sissi
Rasha El Sissi
Associate Vice President, Legal

1 As defined by NI 54-101 meaning a meeting at which a special resolution, as defined in the Bank Act (Canada), is expected to be submitted to common shareholders.